

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2023

Ruilin Xu
Chief Executive Officer
Top KingWin Ltd
Room 1304, Building No. 25, Tian'an Headquarters Center, No. 555
North Panyu Avenue, Donghuan Street
Panyu District, Guangzhou, Guangdong Province, PRC 511400

  Re: Top KingWin Ltd
  Registration Statement on Form F-1
  Filed January 18, 2023
  File No. 333-269290

Dear Ruilin Xu:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed January 18, 2023

We may experience extreme stock price volatility unrelated to our actual or expected operating performance..., page 56

1.   We note your response to comment 2. Please revise to disclose as you do in your January 18, 2023 letter, that there are no known factors particular to your offering that may add to this risk.

Dilution, page 68

2.   Please revise your disclosure to specifically state the dollar value of the adjusted net tangible book value and the pro forma adjusted net tangible book value. Please include in your response the exact calculation of both of these items, including balance sheet line

items and actual dollar value of each line items.

Executive Compensation, page 124

3.   Please revise to update your executive compensation disclosure for fiscal year 2022. This comment also applies to your Related Party Transactions disclosure.

Exhibits

4.   We note that your disclosure indicates that your PRC counsel, Jingtian & Gongcheng, is of the opinion that you are not subject to a cybersecurity review under the Measures for Cybersecurity Review (2021), however, Exhibit 99.1 does not appear to speak to this issue. Please revise or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Anna Jinhua Wang, Esq.